* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 8:00 p.m. Singapore time on May 13, 2023.

CONTROL #

VOTE BY EMAIL
Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary General Meeting - Genius Group Limited

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL LISTED PROPOSALS.

1. Adoption of the New Constitution

☐ FOR ☐ AGAINST ☐ ABSTAIN

2. Capital Reduction and Distribution

☐ FOR ☐ AGAINST ☐ ABSTAIN

Date	**Signature**	**Signature, if held jointly**
____________	____________	____________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

GENIUS GROUP LIMITED

Extraordinary General Meeting

May 16, 2023

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE EXTRAORDINARY GENERAL MEETINGTO BE HELD ON MAY 16, 2023

The Notice of the Extraordinary General Meeting and any other related documents are available online at https://ir.geniusgroup.net/.

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

GENIUS GROUP LIMITED

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

This proxy, when properly executed, will be voted as directed. If no direction is made, the proxy shall be voted FOR all listed proposals, and to consider and act on such other matters that legally come before the meeting, as said proxy(s) may deem advisable.

IMPORTANT

1. The Extraordinary General Meeting ("EGM") will be held by way of electronic means ("Virtual Meeting") pursuant to the COVID-19 (Temporary Measures) (Alternative Arrangements for Meetings for Companies, Variable Capital Companies, Business Trusts, Unit Trusts and Debenture Holders) Order 2020. Printed copies of the Notice of EGM dated April 12, 2023 and this proxy form will be sent by post to members. These documents will also be published on the Company's website at the URL https://ir.geniusgroup.net/.
2. Arrangements relating to:
   (a) attendance at the EGM via electronic means (including arrangements by which the Virtual Meeting can be electronically accessed via live audio-visual webcast or live audio-only stream);
   (b) submission of questions to the Chairman of the Meeting in advance of the EGM, and addressing of substantial and relevant questions live at the EGM; and
   (c) voting at the EGM by poll: (i) by his/her/its duly appointed proxy(ies) (other than the Chairman of the Meeting); or (ii) by appointing the Chairman of the Meeting as proxy to vote on the member's behalf,

   are set out in the Circular to Shareholders dated April 12, 2023. The Circular may be accessed at the Company's website at the URL https://ir.geniusgroup.net/.
3. A member who wishes to exercise his/her/its voting rights at the EGM may (whether the member is an individual or a corporate):
   (a) appoint a proxy(ies) (other than the Chairman of the Meeting) to cast his/her/its vote(s) by poll on his/her/its behalf; or
   (b) appoint the Chairman of the Meeting as his/her/its proxy to cast their vote(s) by poll on his/her/its behalf.
4. Please read the notes overleaf which contain instructions on, inter alia, the appointment of a proxy(ies).
5. By submitting an instrument appointing a proxy(ies), the member accepts and agrees to the personal data privacy terms set out in the Notice of EGM dated April 12, 2023.

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE
(Continued and to be signed on Reverse Side)

TEST ISSUE REF 1999